December 21, 2012

VIA EDGAR TRANSMISSION

Howie Hallock

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Mr. Hallock:

On October 26, 2012, AdvisorOne Funds (the "Registrant"), on behalf of its series, Amerigo Fund, Clermont Fund, Select Allocation Fund, Descartes Fund, Liahona Fund, Enhanced Income Fund, Flexible Income Fund, Select Appreciation Fund and Shelter Fund (each a “Fund” collectively the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on December 11, 2012, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Footnote 2 to the fee tables for each Fund, the expiration date of the expense limitation arrangement is August 31, 2013.  The expense limitation agreement must be in place for at least one year from the effective date of the prospectus.  Please revise the expense limitation expiration date disclosed and confirm supplementally that the date will be at least one year from the date of the prospectus.

Response.  The Registrant so confirms and has revised the disclosures accordingly.

Comment 2.  In the Principal Investment Strategies section of the Shelter Fund’s Summary Prospectus, it appears that a third bullet point was inadvertently joined with the second.  Please correct the typographical error.

Response. The Registrant has made the revision requested.

Comment 3. The last paragraph of Principal Investment Strategies section of the Shelter Fund’s Summary Prospectus that begins, “CLS actively manages the growth of the capital portion….” is largely duplicative of the information contained in the third bullet above.  Please delete the redundant information to insure that the remaining disclosure accurately reflects the Shelter Fund’s investment strategy.

Response.  The Registrant has deleted the redundancy and confirms that the remaining disclosure accurately reflects the Shelter Fund’s investment strategy.

Comment 4.  In the section of the Principal Investment Strategies section of the Shelter Fund’s Summary Prospectus that begins, “Allocation of Fund assets between…”, the disclosure was previously shown in three bullet points which discussed price, volatility and rates. The revision to this disclosure now relates exclusively to price and the disclosure shown is confusing and repetitive.  Please revise the disclosure.

Response. The Registrant has deleted the repetitive disclosure and revised it as follows:

“Allocation of Fund assets between growth of capital and the protection portion is influenced by the current market prices of the Fund’s investments.  As prices decline, the Fund is more likely to invest in assets for protection.  Likewise, as prices increase, the Fund is more likely to invest in assets for growth of capital.”

Comment 5.  Portfolio Turnover Risk is listed as a Principal Investment Risk of the Shelter Fund.  Previously the Fund employed an active strategy, which may have attributed to the Fund’s historically high portfolio turnover rate; 311% in the last year.  Given the change in investment strategy, if the Fund no longer expects to experience high turnover, please consider removing the “Portfolio Turnover Risk” from the Principal Investment Risks section.  If, however, the Fund will likely continue to experience relatively high portfolio turnover, please consider revising the strategy section to include additional disclosure reflecting the expected turnover given the new strategy.

Response.   After further review of the Fund’s Principal Investment Strategy and Risk, the Registrant believes that the existing disclosures, that note “active” management, accurately reflect the Fund strategy, and the past and anticipated future risks, but has added disclosure related to the frequent buying and selling of securities.  “Portfolio

Turnover Risk” continues to be an appropriate risk for inclusion in the Fund’s prospectus because it has historically experienced high levels of turnover.  The Registrant will continue to monitor the level of portfolio turnover in the Fund and adjust the disclosed investment risks and strategy as appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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